

Mail Stop 7010

August 23, 2006

<u>via U.S. mail and facsimile</u>

Raymond J. De Hont
Chief Executive Officer
Met-Pro Corporation
160 Cassell Road, P. O. Box 144
Harleysville, Pennsylvania   19438

      RE: Met-Pro Corporation
               Form 10- K for the Fiscal Year Ended January 31, 2006
               Filed April 13, 2006
               File No. 1-07763

Dear Mr. DeHont:

        We have reviewed your response letter dated August 15, 2006 and have the following additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2006

Critical Accounting Policies and Estimates, page 19

1. We have read your proposed disclosure in response to prior comment three. Please revise this proposed disclosure to provide further information regarding your goodwill impairment policy, pursuant to paragraphs 19-21 of SFAS 142. Based on your calculations of the amount of implied goodwill at Flex-Kleen, it is unclear whether you are appropriately applying paragraphs 19-21 of SFAS 142.

   In addition, in light of your disclosures on page 9 regarding the need for continued improvement in Flex-Kleen's performance in order to support the recoverability of goodwill and in light of the materiality of Flex-Kleen's goodwill, we believe further information is necessary for a reader to understand the material trends and uncertainties associated with your operations and ascertain the likelihood that past performance is indicative of future performance.

Accordingly, please disclose, in future filings, the following regarding, at a minimum, Flex-Kleen, if not your other reporting units as well, or tell us why you do not believe such disclosures are necessary. See SEC Release No. 33-8350.

- The carrying value of the reporting unit for all periods presented.
- The fair value of the reporting unit for all periods presented.
- The amount of headroom (excess of fair value over carrying value) of the reporting unit for all periods presented.
- The specific assumptions related to your fair value estimate of the reporting unit for all periods presented.
- The basis for these assumptions, including how these assumptions compare to prior periods. For example, clarify whether projected growth rates are consistent with, in excess of, or below actual growth rates in the past.
- A sensitivity analysis showing the effect of a 1% change in each assumption on the fair value of the reporting unit for each period presented.
- The economic factors supporting the recoverability of goodwill assigned to the reporting unit.
- Historical context as to how your assumptions in past periods have compared to actual results in the past to give readers insight as to the potential variability of the assumptions underlying your current fair value estimates.
- Each quarter, please update readers as to how actual results compare to the projections used in the last impairment test.

In your response, please show us what your revised disclosures will look like.

Note 10 – Other Income / (Expense), Net, page 45

2. We note your reference to APB 30 in your response to prior comment 12 in explaining your classification of these legal expenses as a component of continuing operations. However, it remains unclear why you classified these expenses as a *non-operating* charge within continuing operations, rather than as an *operating* expense within continuing operations. We understand that you incurred legal expenses relating to infringement on a competitor's intellectual property rights in fiscal years 2004 and 2005. Given the frequency of these charges and the fact that litigation charges often arise in the ordinary course of doing business, please tell us how you concluded that classification of these charges as a non-operating charge was appropriate.

Please also provide us with further details regarding the nature of the $1.3 million charge in fiscal 2004. Please also tell us where you have disclosed a description of the nature of this charge.

With regard to your presentation of gains / (losses) on the sale of property and equipment, please tell us your consideration of paragraph 25 of SFAS 144, which indicates that these amounts should be included as part of income from operations.

Note 11 – Business Segment Data, page 45

3. We have reviewed your response to prior comment 13. We note significant differences in the performance of each of your operating segments for each period presented, such that it remains unclear why you believe aggregation of your operating segments is appropriate. Please provide us with your aggregation analysis pursuant to paragraph 17 of SFAS 131. As part of your aggregation analysis, please address differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another). Please also tell us the name of each operating segment presented in your analysis.

Note 13 – Contingencies, page 46

4. We note your response to prior comment 14. You state in your proposed disclosure that, "accruals will be established when the outcome of the matter is probable and can be reasonable estimated, to the extent not covered by insurance." An insurance settlement is a gain contingency. We remind you that loss contingencies are to be recognized on a gross basis and not netted with gain contingencies, unless you meet the requirements of FIN 39 for the right of setoff. As such, your loss contingencies and your insurance recoveries should be evaluated separately for accounting and disclosure purposes. In that regard, please tell us the amount of the loss contingency associated with your asbestos litigation, separately from the amount of any recovery from your insurance and confirm that you will record loss contingencies separately from the insurance receivable in future filings for all periods presented. Please also delete the above underlined quote from your proposed disclosure above. In addition, please revise your proposed disclosures to discuss your asbestos loss contingencies separately from your insurance recoveries:

-   The amount accrued (after you separately evaluate the loss contingency from the insurance recovery for accounting purposes, as discussed above);
-   The range of reasonably possible additional loss. For example, if true, you should state that you are unable to estimate the range of reasonably possible additional loss and the reasons why;
-   The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;
-   The extent losses are recoverable from third parties;
-   The timing of payments of accrued and unrecognized amounts;

- The material components of the accruals and significant assumptions underlying estimates;
- The total claims pending at each balance sheet date,
- The number of claims filed for each period presented;
- The number of claims dismissed;
- The number of claims otherwise resolved;
- The average costs per settled claim;
- The total damages alleged at each balance sheet date (Reg. S-K, Item 103). For example, if true, you should state that no case makes a specific allegation of damages;
- The aggregate settlement costs to date;
- The aggregate costs of administering and litigating the claims.

In your response, please show us what your revised disclosures will look like in future filings.

5. Similarly, with respect to prior comment 15, as stated above, your loss contingencies and your insurance recoveries should be evaluated separately for accounting and disclosure purposes. Accordingly, please tell us the amount of the loss contingency associated with your other litigation, separately from the amount of any recovery from your insurance, and confirm that you will record loss contingencies separately from the insurance receivable in future filings for all periods presented. Please also delete the phrase "to the extent not covered by insurance" in your proposed disclosures. In addition, please also revise your proposed disclosures to state the range of reasonably possible additional losses or state that you are unable to estimate this range. Alternatively, please confirm to us that this range is not material. In your response, please show us what your revised disclosures will look like in future filings.

Form 10-Q for the quarter ended April 30, 2006

Controls and Procedures, page 20

6. We note your response to prior comment 18 and your confirmation that your chief executive officer and your chief financial officer concluded that the design and operation of your disclosure controls and procedures were effective as of the end of the period covered by the report. Please also confirm that you will revise your disclosures in future filings to simply conclude that your disclosure controls and procedures are effective as of the end of the period covered by the report, similar to your disclosures in Item 9A of your Form 10-K for the year ended January 31, 2006.

*   *   *   *

Mr. De Hont
Met-Pro Corporation
August 23, 2006
Page 5

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief